FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐     No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

Announcement by National Bank of Greece — Expiry of Hellenic Republic Guarantees under article 2 of Law 3723/2008 — Discontinuation of representation of the Hellenic Republic on the Bank’s Board of Directors

National Bank of Greece (NBG) announces that on 22.7.2016 the securities issued by NBG under Hellenic Republic guarantees, as per article 2 of Law 3723/2008, have been fully paid up and written off. Accordingly, following the definitive expiry of these guarantees, NBG is no longer subject to the provisions of Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on NBG’s Board of Directors has been ceased.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: July 25th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: July 25th, 2016

Director, Financial Division